Exhibit 99.1

Scorpio Tankers Inc. Announces Notice of Redemptions of 3.00% Convertible Senior Notes due 2025

MONACO, Nov. 11, 2022 (GLOBE NEWSWIRE) — Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers” or the “Company”) today announced that it has elected to redeem all of its outstanding 3.00% Convertible Senior Notes Due 2025 (the “Notes”) pursuant to Section 16.01 of the Note Indenture dated March 25, 2021 (the “Indenture”) effective December 1, 2022 (the “Redemption Date”).

Under Section 16.01 of the indenture dated as of March 25, 2021 (the “Indenture”), if at any time the daily per share volume-weighted average price of the Company’s common stock has equaled or exceeded 125.4% of the conversion price defined in the Indenture then in effect on each of at least 20 trading days (whether or not consecutive) during 30 consecutive trading days, the company may redeem for cash all or any portion of the Notes, at the redemption price defined in the Indenture.

Following the Company’s exercise of its optional redemption right pursuant to Section 16.01 of the Indenture, holders may convert their Notes into shares of common stock of the Company at any time prior to the Redemption Date, at a conversion rate equal to 30.6184. The conversion rate is expected to be adjusted as a result of the previously announced $0.10 cash dividend per share of common stock with a record date of November 17, 2022. Assuming that all holders of the Company’s outstanding Notes elect to convert, the Company will issue approximately 5.8 million shares of common stock.

Further information regarding the Company’s optional redemption and holders right to convert their notes into shares of Common Stock is contained in the Notice of Redemption to be sent to all holders.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, lease finances or bareboat charters-in 113 product tankers (39 LR2 tankers, 60 MR tankers and 14 Handymax tankers) with an average age of 6.8 years. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: investor.relations@scorpiotankers.com